Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

04 MAR 15 AM 7:21

Group Secretariat

4th March 2004

04010567

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

In accordance with the requirements under the listing rules of the UK Listing Authority ("UKLA"), we have notified the UKLA today on behalf of DFIH in which Mr Jonathan Gould is a director of the following Director's share transaction in Jardine Matheson Holdings Limited ("JMH"), the holding company of DFIH:-

Name of Director	Nature of Transaction	Name of Company	Date of Transaction	No. of Shares	Price per share (US$)
Jonathan Gould	Grant of Options	JMH	04/03/2004	+150,000 (options)	9.84

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAR 15 2004
THOMSON FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

S:\Win\Directors\Interests\Jonathan Gould\2004.03.04.doc